August 28, 2019

Via EDGAR

Attn: Susan Block, Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-4561

Re:	World Tree USA, LLC
Offering Statement on Form 1-A Filed July 29, 2019 File No. 024-11051

Dear Ms. Block:

In response to your letter dated August 20, 2019, concerning the deficiencies in our offering statement on Form 1-A, we provide the following responses:

Form 1-A filed July 29, 2019

General

1.	Please include a Plan of Distribution. Refer to Item 5 of Form 1-A. Also, we note that the Subscription Agreement indicates that two thousand units, for a subscription price of $2500, is the minimum number of Units an investor may purchase. Please disclose that in the included Plan of Distribution section. Additionally, describe any arrangements for the return of funds to subscribers if the minimum offering amount of $50,000 is not met.

ANSWER: We have added a Plan of Distribution section to our Offering Circular and amended our disclosure accordingly.

2.	We note on your website a summary for a Series A 2019 Eco-Tree Units offering of up to $8.25 million in reliance on the exemption under Rule 506(c). Please tell us whether that offering has terminated. To the extent the Regulation D offering is ongoing, provide your analysis why that offering should not be integrated with this proposed Regulation A offering. Refer to Rule 251(c).

ANSWER:

The current offering under Rule 506(c) will be terminated prior to qualification of our Offering Circular on Form 1-A. Rule 251(c) provides issuers with a safe harbor that offerings conducted pursuant to Regulation A will not be integrated with prior offers and sales of securities.

Dilution, page 11

3.

Please further explain the statement that the Series A 2019 Eco-Tree Units are not subject to dilution. For instance, please explain if there is dilution to an investor’s interest as more of that series of units are issued, up to the maximum of 7,000,000 Units. Please further clarify the statement that although each year the Company intends to plant new trees, there is never a dilution of Units.

ANSWER: We have amended this section accordingly.

4.

Please reconcile the disclosure that the profits will be shared with the Series A Eco-Tree Unitholders and the Series B Unitholders with your disclosure elsewhere, such as under “Company Ownership Interests and Distribution of Profits,” which states the net profits will be shared between the Unitholders and the Manager.

ANSWER: We have amended our disclosure accordingly.

Invasive Properties and Other Environmental Concerns, page 28

5.

To the extent material, please disclose if there are local regulations to comply with in the geographical areas you intend to plant in, before planting this tree type and add a risk factor describing the attendant risks.

ANSWER: There are no local regulations to comply with in the geographical areas we intend to plant in, before planting this tree type.

Farmers, page 52

6.	Please disclose where you anticipate the farmers will be located for the ES Trees for the Series A 2019 Eco-Tree Units and where you are in the process for contracting farmers for this planting.

ANSWER:

The anticipated planting areas are Southern United States, Costa Rica and Guatemala. We currently have 111 farmers that have expressed interest in planting in the United States next year. Over the next three months we will be reviewing land locations, meeting farmers and signing contracts. We will also be marketing to farmers in various publications and events from September 2019 onwards.

We have had verbal commitments in Costa Rica for 85,000 trees. We are currently negotiating contracts and reviewing target planting areas. We have hired an agronomist in Costa Rica to begin work on September 2nd to assist in expanding our farmer outreach in Costa Rica.

We have verbal commitments in Guatemala for 50,000 trees or more. We are currently reviewing protocols and supply in Guatemala to ensure we can provide enough trees to meet the demand there.

Other potential planting sites are Canada, Mexico and Columbia – these are areas we are currently researching and will be doing out due diligence over the next three months.

We have amended our disclosure in this section accordingly.

Biological Assets, page 64

7.	We note that as of December 31, 2018, the Company and WTT are obligated to plant 1,653 ES Trees and 3,889 ES Trees related to monies raised under the 2016 and 2018 offerings, respectively. Please tell us why these trees have not been planted yet and disclose the anticipated timing of planting such trees.

ANSWER:

We had some farmers cancel or postpone at the last minute. The trees related to the 2016 and 2018 offerings have been planted as of April 2019 and we have amended our disclosure in this section accordingly.

Exhibits Exhibit 1A-3, page 75

8.

Please refer to Item 13.5 of your Operating Agreement (amended). Please disclose the provision for dispute resolution and the exclusive forum provision for claims in federal and state courts located in Mesa, Arizona, if dispute resolution is not successful. Similarly disclose the waiver of trial by jury. Please clarify, separately for each of the dispute resolution, exclusive forum, and waiver of jury trial, if the provision applies to claims under the federal securities laws and whether or not these provisions would apply to secondary purchasers.

To the extent any of these provisions apply to claims under the federal securities laws, provide risk factor disclosure describing the attendant risks, including any question regarding whether or not a court would enforce the provision, as well as impacts of limitations on claims arising under other applicable state or federal laws.

ANSWER:

We have amended our disclosure accordingly and added an appropriate risk factor.

Exhibit 1-A4, page 75

9.	We note that Section 6 of the Subscription Agreement identifies the state and federal courts sitting in Mesa, Arizona as the exclusive forum for all legal proceedings concerning the interpretations, enforcement and defense of transactions contemplated by the Subscription Agreement and any documents included within the Offering Circular. Describe this provision in the offering statement. Please clarify and disclose if this provision applies to claims under the federal securities laws. If so, provide relevant risk factor disclosure, for instance regarding the potential increased costs to bring a claim, whether or not a court would enforce the provision, as well as impacts of limitations on claims arising under other applicable state or federal laws.

ANSWER:

We have amended our disclosure accordingly and added an appropriate risk factor.

10.	We also note Section 6 of the Subscription Agreement waives a trial by jury. Please clarify and disclose if this applies to actions arising under the federal securities laws. Please include risk factor disclosure regarding waiver of jury trial.

ANSWER: We have amended our disclosure accordingly and added an appropriate risk factor.

Yours truly,

/s/ Wendy Burton

Wendy Burton, President and CEO